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TSX.V: ADL

News Release

Not for disclosure in the United States or through U.S. newswires

ADIRA ENERGY ANNOUNCES PRIVATE PLACEMENT

TORONTO, July 3, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has entered into an irrevocable and conditional subscription agreement for a non-brokered private placement (the “Offering”) of $5,000,000 with Pelagic Investments Limited (“PI”), which will result in PI acquiring approximately 50.4% of the issued and outstanding common shares of Adira (the “Common Shares”) on a non diluted basis. PI is an investment group that is managed by Mr. Prentis B. Tomlinson who is also the principal owner of Pelagic Exploration Company; a Cayman Island based exploration company that has held interests in several licenses offshore Israel.

Gadi Levin, Chief Financial Officer of Adira commented, “Adira is delighted to welcome PI as an investor. Its principal, Mr. Prentis B. Tomlinson, has a wide and varied career spanning more than four decades across natural resource development and management. Mr. Tomlinson founded and directed a number of successful E&P companies operating in the U.S. onshore and offshore Gulf Coast, and internationally in Kurdistan and the East Mediterranean, including Israel. Additionally, Mr. Tomlinson was the founder and owner of TGS Geophysical Inc. that subsequently merged with NOPEC SA forming TGS-NOPEC, a public company traded on the Oslo Stock Exchange. This financing follows the agreement reached by the Gabriella license participants to progress the license.”

Prentis Tomlinson, President and Chief Executive Officer of PI commented: “We are delighted to make this investment into Adira. The development of the Company’s interests in the Gabriella and Yitzhak licenses provide a unique opportunity to access a material stake in large contingent and prospective resources in highly fractured Middle Jurassic carbonates on these Syrian Arc structures.”

Coinciding with the Offering, the Company intends to consolidate the Common Shares on a basis of three pre-consolidation Common Shares for one post-consolidation Common Share (the “Consolidation”). The securities issued in connection with the Offering will be priced at a pre-Consolidation price per Common Share of $0.027. Post consolidation, approximately 61,728,395 Common Shares will be issued at a price of $0.081 per Common Share.

The acquisition of 50.4% of the Common Shares by PI will result in the creation of a new Control Person (as such term is defined under the policies of the TSX Venture Exchange).

The completion of the Offering, the Consolidation and the creation of a new Control Person is subject to the receipt of shareholder approval and all required regulatory approvals, including acceptance by the TSX Venture Exchange. Shareholder approval will be sought at the annual general and special meeting of shareholder of Adira to be held on August 7, 2013.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Gadi Levin
Exec. Vice President	Chief Financial Officer
+1 416 250 1955	+972 3 373 0166
afriedman@adiraenergy.com	glevin@adiraenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.